SANTARO INTERACTIVE ENTERTAINMENT COMPANY
795 Bethany Turnpike
Honesdale, PA 18431
Tel: (570) 851-7986

June 10, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St, NE
Washington, DC 20549-4561
Attention: Mr. Evan S. Jacobson

RE:	Santaro Interactive Entertainment Company, Registration Statement on Form S-1 Filed March 29, 2010 As amended in Amendment No. 4 to Form S-1 Filed June 7, 2010 File No. 333-165751

Sirs,

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Santaro Interactive Entertainment Company, a Nevada Corporation (the “Company”) respectfully requests acceleration of the effective date of the above identified Registration Statement so that such Registration Statement will become effective at 9:00 AM, eastern time, on Friday, June 11, 2010, or as soon as possible thereafter.

     The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James D. Edsall
James D. Edsall, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director